Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:

Income from continuing operations before income taxes	$147,157	$281,059	$250,753	$216,084	$235,949	$155,021
Interest expense (excluding capitalized interest)(1)	19,097	38,301	46,847	47,797	44,165	46,280
Portion of rent expense under long-term operating leases representative of an interest factor	2,012	3,952	4,463	3,215	3,438	2,716
Total earnings	$168,266	$323,312	$302,063	$267,096	$283,552	$204,017

Fixed charges:
Interest expense (including capitalized interest)(1)	$19,097	$38,301	$46,847	$47,797	$44,165	$46,280
Portion of rent expense under long-term operating leases representative of an interest factor	2,012	3,952	4,463	3,215	3,438	2,716
Total fixed charges	$21,109	$42,253	$51,310	$51,012	$47,603	$48,996

	8.0	7.7	5.9	5.2	6.0	4.2

(1) Does not include interest expense related to uncertain tax positions.